Exhibit 99.1

BMO’s Code of Conduct

August 2017

BMO’s Code of Conduct

Table of Contents

The Code of Conduct, Our Values and Being BMO	3
Who has to follow the Code of Conduct?	3
If you’re not sure, ask!	3
The Code takes precedence	4
Not following the Code has serious consequences	4
All of us must report actual and suspected breaches of the Code	4
We will not tolerate retaliation	4
Principle 1 — Be honest and respectful	5
We must uphold high standards	5
We must be inclusive.	5
Principle 2 — Be alert to behaviour contrary to the Code	6
Maintain our high ethical standards	6
Disclose	6
Speak up!	6
Principle 3 — Be true to the letter and spirit of the law	7
1. Anti-corruption and anti-bribery requirements	7
2. Anti-money laundering (AML) and anti-terrorist financing requirements	7
3. BMO policies	7
4. Customers	7
5. Government and legal requirements	8
6. Investigations, audits and examinations	8
7. Marketplace competition	8
8. Personal trading in securities	8
9. Political Participation	9
Principle 4 — Be conscientious about security	9
Protect confidential information	9
Meet these requirements	9
Protect and respect BMO property	10
Principle 5 - Manage conflicts of interest	11
A potential conflict of interest may exist	11
Outside activities	12

BMO’s Code of Conduct

Doing What’s Right

BMO’s success and reputation are built on the trust we’ve earned from the people we work with and the customers we serve. Our reputation is our greatest asset. It is maintained by everyone associated with BMO Financial Group. We are sensitive to the impact our business decisions have on our stakeholders and the communities where we do business, and we are committed to doing the right thing - always. This commitment to corporate citizenship and long-term sustainability is part of who we are, and it is as important to our brand as the products and services we offer.

BMO’s Code of Conduct applies to BMO’s Board of Directors, to the directors of the boards of BMO’s subsidiaries and to all employees of BMO Financial Group.

The approach outlined in this Code of Conduct is not something we aspire to: it is the performance standard we commit to every day. It is our enduring ethical guide — and its principles are not negotiable.

The Code of Conduct, Our Values and Being BMO

The Code of Conduct and our Values are the foundation of Being BMO. Together they define how we do our work and what’s expected of us.

Our Values:

•	Integrity: Do what’s right.
•	Empathy: Put others first.
•	Diversity: Learn from difference.
•	Responsibility: Make tomorrow better.

Our Code of Conduct has five principles:

(full version begins on page 6)

1.	Be honest and respectful.
2.	Be alert to behaviour contrary to the Code.
3.	Be true to the letter and spirit of the law.
4.	Be conscientious about security.
5.	Manage conflicts of interest.

Who has to follow the Code of Conduct?

We all do. Our Code of Conduct (Code) applies to all directors and employees of BMO Financial Group and its direct and indirect subsidiaries around the world (BMO).

If you’re not sure, ask!

Read and understand the Code, as well as the Corporate Policies, Corporate Standards, Operating Procedures and subsidiary policies that support it, as they apply to your position. Together, they help us do our jobs effectively and ethically.

BMO’s Code of Conduct

If you have any questions or concerns about a legal, ethical or reputational situation, consult your manager, the Ethics Office or any of the people or departments listed as Contacts on the Code of Conduct website.

The Code takes precedence

All BMO policies, standards and procedures must be consistent with the Code. If they are not, the Code takes precedence.

Not following the Code has serious consequences

Violating the Code damages our reputation, exposes our business to serious risks, and can lead to legal action. Each one of us will be held accountable if we participate in any violation of the Code. Anyone who violates the Code will face corrective measures up to and including termination of employment and legal action. These consequences also apply to anyone who:

•	retaliates against someone who reports a concern under the Code.
•	fails to cooperate with an investigation under the Code.

All of us must report actual and suspected breaches of the Code

We must speak up about actual and suspected breaches of the Code by reporting them to management or the department responsible for the matter. Principle 2 in this document and the Speak up! job aid explain how to report concerns.

We will not tolerate retaliation

BMO’s culture is open — this means we are fair, transparent, and accountable. People must be able to voice concerns without fear. We will not tolerate retaliation against anyone who reports a concern or participates in an investigation. Retaliation violates the Code and it is also against the law in some of the jurisdictions in which we operate.

BMO’s Code of Conduct

Principle 1 — Be honest and respectful

Maintain integrity, empathy and responsibility in all our decisions and actions.

Our values guide us to do what’s right. . They ensure we act with integrity with all of BMO’s customers, employees, suppliers and competitors, as well as any other third party or business partner.

We must uphold high standards for how we operate. We must all consider the environmental and social impacts of our decisions. It’s an essential part of upholding our commitment to corporate responsibility.

We must be inclusive. Welcome and support individuals from diverse backgrounds, perspectives and communities. All of our behaviour, communications and interactions with our colleagues in the workplace must be respectful, professional and in accordance with the Code. Workplace relationships must be kept free of discrimination and harassment. We must ensure all employees are valued, respected and heard.

BMO’s Code of Conduct

Principle 2 — Be alert to behaviour contrary to the Code

Be alert to possible violations of laws, regulations or the Code. Report concerns immediately to the appropriate people or department.

Maintain our high ethical standards

If you learn of anything that may conflict with the Code, or with any laws, rules, regulations, or BMO policies or procedures, speak up and be candid. You do not have to be 100% certain of an issue before speaking up.

Disclose

You have the right to disclose any information that is protected under whistleblower laws. You do not need to provide notice to, or get consent from BMO when you are reporting possible violations of laws or regulations or responding to inquiries from, or testifying before, any governmental agency or self-regulating authority.

Speak up!

To raise a concern, consult your manager or the department listed on the Code of Conduct website. Here are some resources that can help employees with concerns related to the Code

•	the Ethics Office
•	the Anti-Corruption Office (ACO)
•	Employee Relations (ER)
•	Investigative & Security Services (I&SS)
•	the Privacy Office
•	BMO’s Office of the Ombudsman (Ombudsman)

If you want to anonymously report a possible violation, or you are not satisfied after raising a concern under the Code, report it to the Ombudsman through BMO’s external Speak Up! service*.

Report concerns about accounting, internal controls over financial reporting, or auditing matters to BMO’s external Speak Up! service*.

* BMO’s external Speak Up! service provider is ClearView ConnectsTM

Never retaliate against anyone who raises a concern related to the Code. Take concerns you receive seriously. Never make anyone feel they were wrong to raise a concern. If you feel you have been retaliated against for raising a concern, report it through BMO’s Speak up! service*.

BMO’s Code of Conduct

Managers have a responsibility to make sure their team members feel safe raising a concern. And, we must take action to ensure that there is no retaliation against those who do speak up.

Principle 3 — Be true to the letter and spirit of the law

Always follow both the letter and spirit of the law.

If following the Code causes you to violate local law, follow local law. However, if a conflict arises between local custom and the Code, follow the Code. If your business unit or location has policies that are more restrictive than the Code, follow the more restrictive policies.

1.	Anti-corruption and anti-bribery requirements
•	Do not accept or offer bribes or payoffs and do not engage in other corrupt practices.
•	Follow the anti-bribery and anti-corruption principles as outlined in BMO’s Criminal Risk Corporate Standard.
•	Promptly report any suspected corrupt activities to the Anti-Corruption Office.
•	Ensure suppliers are aware of, understand and respect the principles of BMO’s Supplier Code of Conduct.

2.	Anti-money laundering (AML) and anti-terrorist financing requirements
•	Comply with regulatory and AML Program requirements on anti-money laundering, anti-terrorist financing and sanctions measures.
•	Collect all required customer information.
•	Do not provide financial services or advice contrary to law and AML Program requirements, and do not help customers evade these requirements.
•	Report unusual activities as described in BMO’s Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program. Customers must not be told that their activities are being reported.

3.	BMO policies

•	Understand and comply with Corporate Policies, Corporate Standards, subsidiary policies and Operating Procedures or Directives.

4.	Customers

•	Collect all of the required information to know your customer.
•	Understand our products and services and the rules that apply, including obtaining appropriate customer consent, when you sell them.
•	Consider only the interests of our customers and provide them with the information needed to make financial decisions that are right for them.

BMO’s Code of Conduct

5.	Government and legal requirements
•	Meet all of our legal and regulatory obligations.
•	Comply with governmental and industry standards in each jurisdiction BMO operates.
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Do not engage in financial crime or misappropriation — including embezzlement, kiting, float creation, forgery, tax evasion or other improper use of funds, property or other assets. Do not help others do these things.

6.	Investigations, audits and examinations
•	Refer requests for information from investigators, regulators and auditors to the right people. Use the directory on the Code of Conduct website if the request doesn’t identify a specific person.
•	Cooperate fully with investigations, audits, examinations and reviews by BMO, governments, regulators and law enforcement agencies.
•	Do not frustrate, circumvent inquiries or make false or misleading statements.
•	Comply with any notice to preserve records — that is, written requests with instructions to keep records that may be needed for an investigation or legal action.
•	Do not retaliate (or threaten to retaliate) against anyone cooperating with, or giving information to, investigations, audits, examinations or reviews, or allow anyone else to do so.

7.	Marketplace competition
•	Follow marketplace competition laws, and marketing and advertising practices.
•	Do not send electronic solicitation messages to customers without their consent.
•	Do not use tied-selling practices, deceptive telemarketing or other improper marketing practices.
•	Never take unfair advantage of anyone through manipulation, concealment, misuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.
•	Do not use confidential information improperly.
•	Ensure content, products, services, processes, systems and technologies do not violate the intellectual property rights (patents, copyrights, trademarks, trade secrets) of others.
•	Do not attempt to lessen competition under any circumstance. Speak up! if approached to do so.

8.	Personal trading in securities
•	Do not engage in trading activities that abuse or undermine the integrity of the capital markets.
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Do not use inside information or share it with others. Do not trade securities (including BMO securities) based on material, non-public information - that is, information which could have a significant effect on the market price or value of a security. These actions violate securities regulations, as well as our Code.

•	Do not spread rumours to manipulate a security price. Do not engage in market timing of securities and mutual funds.
•	Comply with BMO’s internal trading policies that apply to you.

BMO’s Code of Conduct

9.	Political Participation
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Comply with legal, regulatory, and internal requirements for political participation, including use of corporate funds to support political candidates, campaigns, committees, or other political groups on behalf of the company. Certain employees may be subject to additional limitations on personal political contributions.

Principle 4 — Be conscientious about security

Keep non-public information confidential — including non-public information about BMO’s customers, suppliers and employees. Protect BMO’s systems and other assets from improper access and use.

Protect confidential information

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Protect the confidential information of BMO’s customers, suppliers, and fellow employees (past, present and prospective). Confidential information means all information that isn’t public. Comply with all laws that concern collecting, using, disclosing, keeping, disposing of and allowing access to confidential information.

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BMO may monitor personal banking, investment and loan accounts, systems and applications that store and transmit information (servers, networks, email, etc.), as well as personal mobile devices approved for business, to identify inappropriate behaviour or activity.

Meet these requirements

•	Protect personal information — obey all privacy laws and BMO policies on customer and employee personal information.
•	Protect confidential commercial information – Appropriately manage information that is protected by contractual terms and confidentiality or non-disclosure agreements.
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Using and disclosing customer and employee information — use and disclose this information only for the specific purpose for which it was collected. Always get consent before using or disclosing an individual’s information unless BMO already has an individual’s consent or unless otherwise permitted by law.

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Accessing customer and employee information — access customer and employee information in BMO systems or other media only for legitimate business purposes. Keep customer and employee information strictly confidential and use or disclose it only under the terms of BMO’s policies and procedures.

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Disclosing BMO Information — do not disclose non-public information to anyone except under the terms of BMO’s Disclosure Corporate Policy. Only authorized spokespersons may disclose material information about BMO. Ask authorized spokespersons to respond to any inquiries you receive, including those from the investment community or media.

BMO’s Code of Conduct

Authorized spokespersons must ensure that every public disclosure is full, factual, accurate, understandable, timely, objective, relevant, broadly disseminated and consistent with BMO’s Disclosure Corporate Policy, as well as any legal requirements.

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Reporting material BMO information — communicate all developments, facts or changes you are aware of that could reasonably be material to public disclosures of BMO information by following the escalation processes detailed in BMO’s Disclosure Corporate Policy.

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Ensuring information security — be alert to external security threats to BMO information and information entrusted to us. Don’t put this information at risk. Maintain information security in our workplace and when working off-site. When using the web, browse safely to protect yourself and BMO against criminals seeking to breach our security. Use email encryption to keep confidential and highly sensitive information secure (i.e., add [PROTECT] to the subject line) and retain and dispose of information in the correct manner. Report suspicious e-mail to BMO’s IsItSafe service.

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Managing information — comply with our policies and procedures to ensure the accuracy, completeness and proper maintenance of records, data and information BMO owns, creates, collects, uses and manages, in all types of media. You must:

o	Know how long to keep records, especially those for any pending, threatened or foreseeable investigation, audit, regulatory examination or legal proceeding.
o	Remember that others may review any record you create, including email messages.

Protect and respect BMO property

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Protect & respect BMO’s intellectual property rights (patents, copyright, trademarks and trade secrets) which encompass everything you are hired to do and everything you create using BMO data, BMO confidential information, or BMO resources.

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Use BMO property (such as telephones, voicemail, faxes, computer networks, email and instant and text messaging) only for legitimate business purposes. Keep the nature and extent of any personal use of such property reasonable and consistent with BMO policies, including the Code. Do not install unauthorized software or storage devices on BMO-owned computers and devices.

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Do not use BMO property to transmit, view, generate, print, retrieve, download or store communications that are discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing. Do not use or distribute material that is inappropriate in a business environment (such as sexually-oriented literature or chain letters).

•	Protect BMO systems and other assets, as well as those of BMO’s suppliers against improper use.

BMO’s Code of Conduct

Principle 5 - Manage conflicts of interest

Ensure personal and business affairs do not conflict — or appear to conflict — with BMO’s interests or the interests of BMO’s current or prospective customers, counterparties and suppliers.

A potential conflict of interest may exist:

•	when your personal interests impair — or appear to impair — your judgment, loyalty, objectivity or impartiality in dealing with BMO or with current or prospective clients, customers, counterparties or suppliers.
•	where BMO’s interests may be materially opposed to the interests of its clients, customers, counterparties or suppliers.

Be aware of potential conflicts and use good judgment to avoid them.

Employees must follow BMO policies to disclose clearly and promptly, matters that could pose a potential, perceived or actual conflict of interest.

•	Gifts, entertainment, other benefits and payments — do not offer, give or receive gifts, entertainment, improper payments or other benefits intended to improperly influence a business decision, gain unfair competitive advantage, obtain business or compromise (or appear to compromise) the recipient’s or donor’s judgment or honest performance of their duties. Do not directly or indirectly promise, approve, or offer anything of value to a public official or use an intermediary on your behalf without first seeking approval from the Anti-Corruption Office. If you have a question or a concern, review the Criminal Risk Corporate Standard, get advice from a manager or consult the Anti-Corruption Office.

•	Misuse of position — do not use your position or connection with BMO to benefit yourself or people with whom you have a relationship, such as family members, business associates or colleagues. Do not use your employee banking privileges as a benefit for others or for personal profit; use them only for the purposes intended (e.g. using the preferred exchange rate when you are travelling is acceptable, while using the preferred exchange rate to trade currency on financial markets is not). Do not use your position to harm our customers’ interests. Do not use access to BMO information or other assets to personally benefit yourself or people to whom you are connected.

BMO’s Code of Conduct

•	Outside activities — obtain approval before engaging in an activity outside of BMO to ensure any potential, perceived or actual conflicts with BMO’s interests are promptly identified and managed. The Managing Conflicts of Interest Operating Directive provides detailed guidance. Managers are responsible for reviewing and making a decision on all outside activities. Follow all laws, regulations, and internal procedures. Do not use company resources or BMO premises to engage in personal activities. Be clear any outside activity is personal and that BMO is not associated with it. Don’t make statements that might discredit BMO or our competitors.

Some examples of outside activities include:

•	Volunteering — BMO and its employees enjoy a long, honourable tradition of volunteering. Activities include roles in religious, educational, cultural, social, charitable or other non-profit entities (for example, a board director or treasurer of a non-profit entity that banks with BMO)
•	Employment in addition to BMO
•	Political Participation — including running for public office, supporting a candidate who is running for office, or actively advocating for a cause
•	Outside business interests – including director roles at a for-profit, non-BMO company, or ownership interests in a for-profit business entity
•	Public expression of personal views — this is especially important for employees who have a public profile as spokespersons for BMO
•	Serving as a trustee or an executor, or in a similar role, for a current or former customer and non-family member
•	Written, published material and social media — including writing books, articles for publication, running a personal website or blog, or sharing information on social media
•	For additional examples see the Managing Conflicts of Interest Operating Directive